SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at March 31, 2018 and December 31, 2017

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2018	12/31/2017

Cash and cash equivalents	5	7,953,477	10,354,527
Investment securities	6	12,229	11,883
Derivative financial instruments	20	366,507	350,036
Trade receivable		3,537,112	4,944,831
Inventories	7	4,725,117	4,318,973
Income tax and social contributions recoverable		2,962,627	2,770,376
Other recoverable taxes		712,424	600,165
Other assets		1,291,059	1,367,282
Current assets		21,560,552	24,718,073

Investment securities	6	143,481	121,956
Derivative financial instruments	20	41,440	35,188
Income tax and social contributions recoverable		2,322,283	2,312,664
Other recoverable taxes		200,664	225,036
Deferred tax assets	8	2,348,581	2,279,339
Other assets		1,389,186	1,964,424
Employee benefits		54,116	58,443
Investments in joint ventures		243,813	237,961
Property, plant and equipment	9	18,276,310	18,822,327
Intangible		4,606,773	4,674,704
Goodwill	10	31,191,746	31,401,874
Non-current assets		60,818,393	62,133,916

Total assets		82,378,945	86,851,989

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at March 31, 2018 and December 31, 2017

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	03/31/2018	12/31/2017

Trade payables		11,000,925	11,853,928
Derivative financial instruments	20	267,738	215,090
Interest-bearing loans and borrowings	11	3,278,899	1,321,122
Bank overdrafts	5	127	1,792
Wages and salaries		779,945	1,047,182
Dividends and interest on shareholders’ equity payable		747,105	1,778,633
Income tax and social contribution payable		1,506,236	1,668,407
Taxes and contributions payable		2,390,814	3,825,440
Put option granted on subsidiary and other liabilities		2,709,787	6,807,925
Provisions	12	168,731	168,957
Current liabilities		22,850,307	28,688,476

Trade payables		145,514	175,054
Derivative financial instruments	20	30,407	2,434
Interest-bearing loans and borrowings	11	1,188,756	1,231,928
Deferred tax liabilities	8	2,377,971	2,329,229
Income tax and social contribution payable (i)		2,185,225	2,418,027
Taxes and contributions payable		746,145	771,619
Put option granted on subsidiary and other liabilities		345,715	429,102
Provisions	12	490,155	512,580
Employee benefits		2,250,502	2,310,685
Non-current liabilities		9,760,390	10,180,658

Total liabilities		32,610,697	38,869,134

Equity	13
Issued capital		57,710,202	57,614,140
Reserves		63,302,193	63,361,144
Carrying value adjustments		(74,349,103)	(74,966,470)
Retained earnings		2,160,529	-
Equity attributable to equity holders of Ambev		48,823,821	46,008,814
Non-controlling interests		944,427	1,974,041
Total Equity		49,768,248	47,982,855

Total equity and liabilities		82,378,945	86,851,989

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the three-month period ended March 31, 2018 and 2017

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2018	03/31/2017

Net sales	15	11,640,219	11,241,805
Cost of sales		(4,460,748)	(4,523,141)
Gross profit		7,179,471	6,718,664

Distribution expenses		(1,623,818)	(1,511,444)
Sales and marketing expenses		(1,471,470)	(1,413,786)
Administrative expenses		(572,143)	(555,659)
Other operating income/(expenses), net	16	257,560	290,826
Exceptional items		(8,432)	(28,694)
Income from operations		3,761,168	3,499,907

Finance cost	17	(919,834)	(996,258)
Finance income	17	375,541	123,663
Net finance cost		(544,293)	(872,595)

Share of result of joint ventures		617	1,032
Income before income tax		3,217,492	2,628,344

Income tax expense	18	(619,863)	(338,513)
Net income		2,597,629	2,289,831

Attributable to:
Equity holders of Ambev		2,515,962	2,199,135
Non-controlling interests		81,667	90,696

Basic earnings per share – common - R$		0.16	0.14
Diluted earnings per share – common - R$		0.16	0.14

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the three-month period ended March,31, 2018 and 2017

(Expressed in thousands of Brazilian Reais)

	03/31/2018	03/31/2017

Net income	2,597,629	2,289,831

Items that will not be recycled to profit or loss:
Full recognition of actuarial gains/(losses)	(3,189)	159,127

Items that may be recycled subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge - put option granted on subsidiary	57,390	128,792
Gains/losses on translation of other foreign operations	(449,961)	(611,599)
Gains/losses on translation of foreign operations	(392,571)	(482,807)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	43,008	(96,114)
Removed from Equity (Hedge reserve) and included in profit or loss	(99,931)	203,341
Total cash flow hedge	(56,923)	107,227

Other comprehensive (loss)/income	(452,683)	(216,453)

Total comprehensive income	2,144,946	2,073,378

Attributable to:
Equity holders of Ambev	2,064,634	2,024,718
Non-controlling interest	80,312	48,660

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 8 - Deferred income tax and social contribution.

Interim Consolidated Statements of Changes in Equity

For the three-month period ended March,31, 2018 and 2017

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017	57,614,140	54,700,909	8,660,235	-	(74,966,470)	46,008,814	1,974,041	47,982,855
Impact of the adoption of IFRS 15 (i)	-	-	-	(355,383)	-	(355,383)	-	(355,383)
At January 1, 2018	57,614,140	54,700,909	8,660,235	(355,383)	(74,966,470)	45,653,431	1,974,041	47,627,472

Net Income	-	-	-	2,515,962	-	2,515,962	81,667	2,597,629

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(392,994)	(392,994)	423	(392,571)
Cash flow hedges	-	-	-	-	(55,743)	(55,743)	(1,180)	(56,923)
Actuarial gains/(losses)	-	-	-	-	(2,591)	(2,591)	(598)	(3,189)
Total comprehensive income	-	-	-	2,515,962	(451,328)	2,064,634	80,312	2,144,946
Capital increase	96,062	(89,876)	-	-	-	6,186	-	6,186
Gains/(losses) of controlling interest´s share (ii)	-	-	-	-	1,068,695	1,068,695	(1,079,050)	(10,355)
Dividends distributed	-	-	-	-	-	-	(30,876)	(30,876)
Purchase of shares and result on treasury shares	-	(2,548)	-	-	-	(2,548)	-	(2,548)
Share-based payments	-	33,473	-	-	-	33,473	-	33,473
Prescribed/(complement) dividends	-	-	-	(50)	-	(50)	-	(50)
At March 31, 2018	57,710,202	54,641,958	8,660,235	2,160,529	(74,349,103)	48,823,821	944,427	49,768,248

(i) As described in Note 3 - Summary of significant account policie.

(ii) As described in Note 1 - Corporate information.

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued)

For the three-month period ended March,31, 2018 and 2017

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2016	57,614,140	54,529,780	9,700,248	-	(77,019,120)	44,825,048	1,826,225	46,651,273
		-	-
Net Income	-	-	-	2,199,135	-	2,199,135	90,696	2,289,831

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(440,798)	(440,798)	(42,009)	(482,807)
Cash flow hedges	-	-	-	-	107,231	107,231	(4)	107,227
Actuarial gain/(losses)	-	-	-	-	159,150	159,150	(23)	159,127
Total comprehensive income	-	-	-	2,199,135	(174,417)	2,024,718	48,660	2,073,378
Gains/(losses) of controlling interest´s share	-	-	-	-	(2,412)	(2,412)	371	(2,041)
Dividends distributed	-	-	-	-	-	-	(39,138)	(39,138)
Acquired shares and result on treasury shares	-	2,932	-	-	-	2,932	-	2,932
Share-based payment	-	(5,680)	-	-	-	(5,680)	-	(5,680)
Prescribed dividends	-	-	-	149	-	149	-	149
At March 31, 2017	57,614,140	54,527,032	9,700,248	2,199,284	(77,195,949)	46,844,755	1,836,118	48,680,873

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the three-month period ended March,31, 2018 and 2017

 (Expressed in thousands of Brazilian Reais)

	Note	03/31/2018	03/31/2017

Net income		2,597,629	2,289,831
Depreciation, amortization and impairment		869,095	827,570
Impairment losses on receivables and inventories		35,043	28,231
Additions/(reversals) in provisions and employee benefits		46,228	49,114
Net finance cost	17	544,293	872,595
Losses/(gain) on sale of property, plant and equipment and intangible assets		21,928	5,376
Equity-settled share-based payment expense	19	33,855	44,950
Income tax expense	18	619,863	338,513
Share of result of joint ventures		(617)	(1,032)
Other non-cash items included in the profit		(115,626)	123,473
Cash flow from operating activities before changes in working capital and use of provisions		4.651.691	4,578,621

(Increase)/decrease in trade and other receivables		865,500	1,438,315
(Increase)/decrease in inventories		(464,714)	(199,947)
Increase/(decrease) in trade and other payables		(2,509,576)	(2,707,944)
Cash generated from operations		2,542,901	3,109,045

Interest paid		(101,330)	(155,152)
Interest received		100,239	55,294
Dividends received		-	3,905
Income tax paid		(1,749,515)	(1,028,596)
Cash flow from operating activities		792,295	1,984,496

Proceeds from sale of property, plant and equipment and intangible assets		1,432	10,533
Acquisition of property, plant and equipment and intangible assets		(472,676)	(559,499)
Acquisition of subsidiaries, net of cash acquired		(3,074,047)	(332,730)
Acquisition of other investments		(5,000)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(7,800)	272,555
Net proceeds/(acquisition) of other assets		(249)	1,558
Cash flow from investing activities		(3,558,340)	(607,583)

Capital increase		6,186	-
Proceeds/(repurchase) of treasury shares		(8,599)	(48,375)
Proceeds from borrowings		2,026,650	1,238,175
Repayment of borrowings		(93,437)	(1,482,810)
Cash net of finance costs other than interests		(307,307)	(429,861)
Payment of finance lease liabilities		(2,214)	(2,268)
Dividends and Interest on shareholder´s equity paid		(1,099,721)	(1,132,019)
Cash flow from financing activities		521,558	(1,857,158)

Net increase/(decrease) in cash and cash equivalents		(2,244,487)	(480,245)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		10,352,735	7,876,849
Effect of exchange rate fluctuations		(154,898)	(167,461)
Cash and cash equivalents less bank overdrafts at end of year (i)		7,953,350	7,229,143

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net Sales
16.	Other operating income/(expenses)
17.	Finance cost and income
18.	Income tax and social contribution
19.	Share-based payments
20.	Financial instruments and risks
21.	Collateral and contractual commitments, advances from customers and other
22.	Contingent liability
23.	Non-cash items
24.	Related parties
25.	Events after the reporting period

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its and third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and the like, among others.

The Company’s shares and ADR’s (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on May 08, 2018.

(b)   Major corporate events in 2017 and 2018:

In January 2018, Ambev S.A., through its subsidiaries Labatt Breweries and Ambev Luxemburgo, acquired two new loans totaling approximately R$2.0 billion, maturing in up to one year.

Renegotiation of shareholders agreement CND

On December 1st, 2017, Ambev  informed  its  shareholders  and  the  general  market  that  the  E. León Jimenes, S.A. (“ELJ”), partner of Ambev in Tenedora CND, S.A. (“Tenedora”) – a holding company headquartered in Dominican Republic, which holds almost all shares of Cervecería Nacional Dominicana, S.A – would exercise partially, as provide for in shareholders’ agreement of Tenedora, ELJ put option of approximately 30% of capital stock by Tenedora. Due the partial put exercise option, the Company will pay to ELJ the amount of USD 926.5 million and would be the holder of approximately 85% of Tenedora, and ELJ will remain with 15% interest of CND. Considering the strategic importance of alliance with the ELJ, the  Board of Directors of Ambev approved this date the change of the call option term from 2019 to 2022. The transaction was subject to certain conditions precedent that was concluded on January 18, 2018.

In January 18, 2018,  Ambev S.A., informed its investors and the market in general that, as per the notice to the market issued as of December 1st, 2017, concluded the transaction with ELJ, shareholder in Tenedora, owner of almost the totality of CND. As a result of the such transaction, the Company, directly and indirectly, became the owner of approximately 85% of Tenedora, with ELJ owning the remaining 15%, as well as the term of exercise of the call option becomes from January 2019 to January 2022.

Adherence to the Special Tax Regularization Program

During the third quarter of 2017, the Company adhere a Special Program for Tax Regularization, fixed by Provisional Measure no. 783, from May 31, 2017, extended by the Provisional Measure no. 798 (“PERT in August, 30 2017”), undertaking to pay some tax assessments that were in dispute, including debts from its subsidiaries, for a total amount of R$3.5 billion, already considering discounts according to the program, having paid the amount of approximately R$960 million in 2017 and undertaking to pay the remaining value in 145 monthly installments, with interest, starting in January, 2018, the installments owed until moment, have been paid.

Perpetual licensing agreement with Quilmes

In September 2017, AB InBev and Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from CCU. The agreement also foresees the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 millions by Quilmes to CCU. The closing of the transaction was subject to the approval of the Argentinean antitrust authority and others usual closing conditions. Additional information about the closing of this transaction  are disclosed on Note 25 - Events after the reporting period.

Exchange contracts for future financial flows - Equity Swap

On May 16th, 2017, the Board of Directors of Ambev approved the execution, by and between the Company, or its subsidiaries, and financial institutions to be approved by the Board of Officers, of equity swaps, having as underlying asset the shares issued by the Company or American Depositary Receipts representing these shares (“ADRs”). The settlement of the equity swap will take place within a maximum period of 18 months from this date, and the agreements may cover an exposure of up to 80 million common shares, with a limit value of up to R$ 2.3 billion.

On December 21, 2017 Ambev's Board of Directors approved the conclusion of new equity swap contracts, without prejudice to the liquidation, within the regulatory term, of the contracts still in force. The new contracts may cover the exposure in up to 44 million common shares (of which all or part may be through ADR's), with a limit value of up to R$820 million, plus the balances of contracts executed in the context of the approval of May 16, 2017 and have not yet settled.

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2017. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)    Summary of significant accounting policies (Note 3);

(b)   Exceptional items (Note 8);

(c)    Payroll and related benefits (Note 9);

(d)   Additional information on operating expenses by nature (Note 10);

(e)    Intangible assets (Note 15);

(f)    Trade receivable (Note 19);

(g)   Changes in equity (Note 21);

(h)   Interest-bearing loans and borrowings (Note 22);

(i)     Employee benefits (Note 23);

(j)     Trade payables (Note 25);

(k)   Operating leases (Note 28);

(l)     Contingent liability (Note 30);

(m) Group Companies (Note 34);

(n)   Insurance (Note 35)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of March 31, 2018 in relation to those presented in the financial statements for the year ended December 31, 2017, except for the polices described below:

IFRS 9 - Financial Instruments replace IAS 39 for periods beginning on after 1 January 2018), introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of the policies and aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning 1 January 2017. Consequently, the disclosures for the comparative periods follow the classification and measurement requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

IFRS 15 - Revenue from Contracts with Customers requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard for periods beginning on after 1 January 2018 result in more and enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative periods are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the Retained earning by R$355,383, to reflect the changes in accounting policies related to performance that, in accordance whit the IFRS 15, should be related of the price transaction underlying revenue of 2017.

The other amendments to standards effective for annual periods beginning after 1 January 2018, have not been listed above because of either their non-applicability to or their immateriality to Ambev’s interim consolidated financial statements.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the interim financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. Although IFRSs anticipate early adoption, in Brazil, regulators have prevented this anticipation in order to preserve aspects of comparability. Accordingly, for the period ended March 31, 2018, these standards were not applied in the preparation of these financial statements:

IFRS 16 – Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of IFRS 16 and expects changes in the presentation of operating leases in the balance sheet.

Other Standards, Interpretations and Amendments to Standards

The other amendments to standards effective for annual periods beginning after 1 January 2018, have not been listed above because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

4.    USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements; e

(ix) measurement of financial instruments, including derivatives.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

5.        CASH AND CASH EQUIVALENTS

	03/31/2018	12/31/2017

Cash	242,861	588,900
Current bank accounts	3,939,239	5,077,083
Short term bank deposits (i)	3,771,377	4,688,544
Cash and cash equivalents	7,953,477	10,354,527

Bank overdrafts	(127)	(1,792)
Cash and cash equivalents less bank overdraft	7,953,350	10,352,735

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

6.        INVESTMENTS SECURITIES

	03/31/2018	12/31/2017

Financial asset at fair value through profit or loss-held for trading	12,229	11,883
Current investments securities	12,229	11,883

Debt held-to-maturity (i)	143,481	121,956
Non-current investments securities	143,481	121,956

Total	155,710	133,839

(i) The balance refers substantially to Bank Deposit Certificates - CDB linked to tax incentives.

7.        INVENTORIES

	03/31/2018	12/31/2017

Finished goods	1,708,958	1,528,434
Work in progress	306,187	309,567
Raw material	2,028,556	1,816,331
Consumables	94,348	77,208
Spare parts and other	479,933	476,924
Prepayments	205,130	210,861
Impairment losses	(97,995)	(100,352)
	4,725,117	4,318,973

Write-offs/losses on inventories recognized in the income statement amounted to R$22,292 in the period ended in March 31, 2018 (R$11,430 in the period ended in March 31, 2017).

8.        DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, expected rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America (i)	from 14% to 35%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affect tax periods beginning in October 2018 and reduce the income tax rate in the first two years from 35% to 30% and, as a after, to 25%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2018			12/31/2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	115,012	-	115,012	39,028	-	39,028
Intangible	-	(713,459)	(713,459)	-	(719,481)	(719,481)
Employee benefits	528,898	-	528,898	631,067	-	631,067
Trade payables	1,272,675	(297,771)	974,904	1,382,378	(314,154)	1,068,224
Trade receivable	47,887	-	47,887	52,256	-	52,256
Derivatives	708	(13,063)	(12,355)	6,816	(5,849)	967
Inventories	202,368	(10,265)	192,103	248,731	(18,123)	230,608
Property, plant and equipment	-	(928,666)	(928,666)	-	(920,475)	(920,475)
Withholding tax over undistributed profits and royalties	-	(770,383)	(770,383)	-	(788,594)	(788,594)
Investments in associates	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	299,655	-	299,655	-	-	-
Loss carryforwards	441,063	-	441,063	500,952	-	500,952
Provisions	329,850	(46,997)	282,853	347,337	(39,698)	307,639
Complement of income tax of foreign subsidiaries due in Brazil	-	(9,470)	(9,470)	-	-	-
Other items	-	(55,843)	(55,843)	-	(30,492)	(30,492)
Gross deferred tax assets / (liabilities)	3,238,116	(3,267,506)	(29,390)	3,208,565	(3,258,455)	(49,890)
Netting by taxable entity	(889,535)	889,535	-	(929,226)	929,226	-
Net deferred tax assets / (liabilities)	2,348,581	(2,377,971)	(29,390)	2,279,339	(2,329,229)	(49,890)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2018 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	03/31/2018
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	115,012	115,012
Intangible	-	(713,459)	(713,459)
Employee benefits	20,338	508,560	528,898
Trade payables	1,272,675	(297,771)	974,904
Trade receivable	40,772	7,115	47,887
Derivatives	(12,355)	-	(12,355)
Inventories	192,103	-	192,103
Property, plant and equipment	(54,308)	(874,358)	(928,666)
Withholding tax over undistributed profits and royalties	-	(770,383)	(770,383)
Investments in associates	-	(421,589)	(421,589)
Interest on shareholders' equity	299,655	-	299,655
Provisions	70,320	212,533	282,853
Complement of income tax of foreign subsidiaries due in Brazil	(9,470)	-	(9,470)
Other items	-	(55,843)	(55,843)
Total	1,819,730	(2,290,183)	(470,453)

Deferred tax related to tax losses	03/31/2018
2018	162,949
2019	98,332
2020	16,111
2021	10,608
Apart from 2022 (i)	153,063
Total	441,063

(i) There is no expectation of realization that exceeds the term of 10 years.

At March 31, 2018, deferred tax assets in the amount of R$441,150 (R$427,365 in December 31, 2017) related to tax losses and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the deferred asset amount do not have carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$1,764,599 in March 31, 2018 (R$1,709,461 in December 31, 2017).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2017	(49,890)
Investment hedge - put option of a subsidiary interest	(29,565)
Cash flow hedge - gains/(losses)	29,223
Gains/(losses) on translation of other foreign operations	(88,733)
Recognized in other comprehensive income	(89,075)
Recognized in income statement	108,190
Changes directly in balance sheet	1,385
Recognized in other group of balance sheet	1,385
At March 31, 2018	(29,390)

9.        PROPERTY, PLANT AND EQUIPMENT

	03/31/2018					12/31/2017
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8,961,829	24,538,753	5,076,403	1,257,962	39,834,947	37,419,363
Effect of movements in foreign exchange	(29,078)	(141,055)	(50,131)	(18,531)	(238,795)	18,628
Business combinations	-	-	-	-	-	204,189
Acquisitions	598	143,755	29,740	298,550	472,643	3,175,486
Disposals	(510)	(171,167)	(138,021)	(39)	(309,737)	(706,845)
Transfer to other asset categories	52,201	139,925	95,051	(399,965)	(112,788)	(310,910)
Others	-	6,556	-	-	6,556	35,036
Balance at end	8,985,040	24,516,767	5,013,042	1,137,977	39,652,826	39,834,947

Depreciation and Impairment
Balance at end of previous year	(2,585,748)	(14,973,468)	(3,453,404)	-	(21,012,620)	(18,265,527)
Effect of movements in foreign exchange	5,565	61,311	32,246	-	99,122	(116,585)
Depreciation	(77,102)	(545,258)	(163,978)	-	(786,338)	(3,200,379)
Impairment losses	-	(29,578)	(36)	-	(29,614)	(125,185)
Disposals and write-off	183	150,381	136,061	-	286,625	654,320
Transfer to other asset categories	1,739	50,097	12,056	-	63,892	32,899
Others	-	2,417	-	-	2,417	7,837
Balance at end	(2,655,363)	(15,284,098)	(3,437,055)	-	(21,376,516)	(21,012,620)
Carrying amount:
December 31, 2017	6,376,081	9,565,285	1,622,999	1,257,962	18,822,327	18,822,327
March 31, 2018	6,329,677	9,232,669	1,575,987	1,137,977	18,276,310	-

Leases, capitalizes interests and fixed assets provided as security are not material.

10.    GOODWILL

	03/31/2018	12/31/2017

Balance at end of previous year	31,401,874	30,511,200
Effect of movements in foreign exchange	(210,128)	489,689
Acquisition and disposal through business combinations (i)	-	400,985
Balance at the end of year	31,191,746	31,401,874

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	03/31/2018	12/31/2017
LAN:
Brazil	BRL	17,668,393	17,668,393
Goodwill		102,911,026	102,911,026
Non-controlling transactions (i)		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,111,127	3,163,679
Cuba (ii)	USD	2,357	2,672
Panama	PAB	1,154,821	1,149,332

LAS:
Argentina	ARS	415,632	443,826
Bolivia	BOB	1,175,694	1,170,108
Chile	CLP	47,987	47,007
Paraguay	PYG	800,466	786,071
Uruguay	UYU	173,847	170,675

NA:
Canada	CAD	6,641,422	6,800,111
		31,191,746	31,401,874

(i) It refers to the exchange of shareholdings operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has fixed parity with the dollar (USD) at balance sheet date.

11.    INTEREST-BEARING LOANS AND BORROWINGS

	03/31/2018	12/31/2017

Secured bank loans	2,860,851	879,638
Unsecured bank loans	374,127	394,267
Other unsecured loans	36,136	38,423
Financial leasing	7,785	8,794
Current liabilities	3,278,899	1,321,122

Secured bank loans	571,965	589,237
Unsecured bank loans	380,564	413,749
Debentures and unsecured bond issues	103,223	102,739
Other unsecured loans	109,442	101,509
Financial leasing	23,562	24,694
Non-current liabilities	1,188,756	1,231,928

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 20 – Financial instruments and risks.

Contractual clauses (covenants)

As at March 31, 2018, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or are unsecured. The most loan contracts contained financial covenants including: financial covenants, including limitation on new indebtedness; going-concern; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sale or disposal of its assets; disclosure of financial statements under Brazilian GAAP and IFRS; and/or no prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the aforementioned loan agreement, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates.

As at March 31, 2018, the Company was in compliance with all its contractual obligations for its loans and financings.

12.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2017	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of March 31, 2018

Restructuring	8,099	(166)	-	(23)	7,910

Provision for disputes and litigations					-
Taxes on sales	226,268	(234)	8,481	(5,527)	228,988
Income tax	157,011	108	2,927	(10)	160,036
Labor	129,396	(945)	36,873	(53,462)	111,862
Civil	35,273	47	18,055	(8,512)	44,863
Others	125,490	(2,091)	12,440	(30,612)	105,227
Total of provision for disputes and litigations	673,438	(3,115)	78,776	(98,123)	650,976

Total provisions	681,537	(3,281)	78,776	(98,146)	658,886

(b)   Disbursement expectative

	Balance as of March 31, 2018	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7,910	7,119	-	791	-

Provision for disputes and litigations
Taxes on sales	228,988	25,717	182,256	5,078	15,937
Income tax	160,036	33,592	103,189	23,255	-
Labor	111,862	77,278	16,726	11,703	6,155
Civil	44,863	17,105	23,593	2,443	1,722
Others	105,227	7,920	25,076	69,419	2,812
Total of provision for disputes and litigations	650,976	161,612	350,840	111,898	26,626

Total provisions	658,886	168,731	350,840	112,689	26,626

The expected settlement of provisions was based on management’s best estimate at the interim balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Civil

The Company is involved in civil lawsuits considered with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 22 - Contingent liability.

13.    CHANGES IN EQUITY

(a) Capital stock

		03/31/2018		12/31/2017
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,717,615	57,614,140
Share issued	4,532	96,062	-	-
	15,722,147	57,710,202	15,717,615	57,614,140

(b)   Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2017	(894,994)	53,662,811	700,898	1,232,194	54,700,909
Capital Increase	-	-	-	(89,876)	(89,876)
Purchase of shares and result on treasury shares	(2,548)	-	-	-	(2,548)
Share-based payments	-	-	-	33,473	33,473
At March 31, 2018	(897,542)	53,662,811	700,898	1,175,791	54,641,958

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At December 31, 2016	(908,676)	53,662,811	700,898	1,074,747	54,529,780
Purchase of shares and result on treasury shares	2,932	-	-	-	2,932
Share-based payments	-	-	-	(5,680)	(5,680)
At March 31, 2017	(905,744)	53,662,811	700,898	1,069,067	54,527,032

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2017	7,394	(139,665)	(755,329)	(894,994)
Changes during the year	(2,596)	41,796	(44,344)	(2,548)
At March 31, 2018	4,798	(97,869)	(799,673)	(897,542)

	Purchase /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At December 31, 2016	16,512	(312,670)	(596,006)	(908,676)
Changes during the year	(1,798)	40,306	(37,374)	2,932
At March 31, 2017	14,714	(272,364)	(633,380)	(905,744)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$33,855 at March 31, 2018 (R$44,950 at March 31, 2017) (Note 19 – Share-based payments).

(c)    Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At December 31, 2017	1,267,721	4,456	7,388,058	-	8,660,235

At March 31, 2018	1,267,721	4,456	7,388,058	-	8,660,235

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At December 31, 2016	3,859,995	4,456	5,835,797	-	9,700,248

At March 31, 2017	3,859,995	4,456	5,835,797	-	9,700,248

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year on December 31, 2018 and therefore not being used as a basis for dividend distribution, is composed of:

	03/31/2018	03/31/2017
ICMS (Brazilian State value added)	413,734	434,413
Income tax	53,460	28,141
	467,194	462,554

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31,an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no allocation of dividends or interest on shareholders' equity in the three-month period ended March 31, 2017 and 2018.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2017	1,639,099	368,806	(1,144,468)	(2,771,248)	2,099,921	156,091	(75,314,671)	(74,966,470)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(392,994)	-	-	-	-	-	-	(392,994)
Cash flow hedges	-	(55,743)	-	-	-	-	-	(55,743)
Actuarial gains/(losses)	-	-	(2,591)	-	-	-	-	(2,591)
Total Comprehensive income	(392,994)	(55,743)	(2,591)	-	-	-	-	(451,328)
Gains/(losses) of controlling interest´s share (i)	460,105	787	3,540	2,650,465	(2,046,202)	-	-	1,068,695
At March 31, 2018	1,706,210	313,850	(1,143,519)	(120,783)	53,719	156,091	(75,314,671)	(74,349,103)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2016	(289,483)	(144,568)	(1,262,170)	(2,390,843)	2,150,643	156,091	(75,238,790)	(77,019,120)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(440,798)	-	-	-	-	-	-	(440,798)
Cash flow hedges	-	107,231	-	-	-	-	-	107,231
Actuarial gains/(losses)	-	-	159,150	-	-	-	-	159,150
Total Comprehensive income	(440,798)	107,231	159,150	-	-	-	-	(174,417)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2,412)	-	-	(2,412)
At March 31, 2017	(730,281)	(37,337)	(1,103,020)	(2,390,843)	2,148,231	156,091	(75,238,790)	(77,195,949)

(i) As described in Note 1 - Corporate information

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 20 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on monthly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

The actuarial gain of R$158,509 in 2017 arising from the surplus reverted to the Sponsor, originating from Ambev Private Pension Institute of the defined benefits plan was fully recorded under the heading of actuarial gains and losses in equity.

(d.4) Options granted on subsidiary

As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of Tenedora CND, for a value based on EBITDA, +/- net debt, from operations. As disclosed in Note 1, on December 1st, 2017, the  E. León Jimenes, S.A. (“ELJ”) will exercise partially its put option of approximately 30% of capital stock by Tenedora. Due to the partial exercise of put option, the Company became the owner of approximately 85% of Tenedora. Additionally, was approved the change of the call option term from 2019 to 2022.

On March 31, 2018 the put option held by ELJ is valued at R$1,974,326 (R$5,520,155 on December 31, 2017) and the liability categorized as “Level 3”, as the Note 20 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company, since the likelihood of exercise is remote. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the shares of Sucos do Bem, a put option on minority shareholders' participation determined by gross revenue of its products and exercisable from 2019 has been granted, with a few exceptions. On March 31, 2018 the option is valued at R$132,895 (R$131,980 on December 31, 2017).

The reconciliation of changes in these options is presented in Note 20 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable.

14.    SEGMENT REPORTING

(a)      Reportable segments – three-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Net sales	7,330,154	7,352,066	3,091,535	2,763,989	1,218,530	1,125,750	11,640,219	11,241,805
Cost of sales	(2,837,794)	(3,128,417)	(1,168,877)	(1,059,907)	(454,077)	(334,817)	(4,460,748)	(4,523,141)
Gross profit	4,492,360	4,223,649	1,922,658	1,704,082	764,453	790,933	7,179,471	6,718,664
Distribution expenses	(1,076,612)	(1,032,054)	(298,474)	(258,272)	(248,732)	(221,118)	(1,623,818)	(1,511,444)
Sales and marketing expenses	(920,241)	(917,350)	(325,653)	(302,633)	(225,576)	(193,803)	(1,471,470)	(1,413,786)
Administrative expenses	(384,688)	(376,650)	(121,996)	(97,431)	(65,459)	(81,578)	(572,143)	(555,659)
Other operating income/(expenses)	277,409	288,233	(13,377)	1,438	(6,472)	1,155	257,560	290,826
Exceptional items	(2,283)	(16,159)	(6,149)	(12,535)	-	-	(8,432)	(28,694)
Income from operations (EBIT)	2,385,945	2,169,669	1,157,009	1,034,649	218,214	295,589	3,761,168	3,499,907
Net finance cost	(233,279)	(694,062)	(284,627)	(156,154)	(26,387)	(22,379)	(544,293)	(872,595)
Share of result of joint ventures	290	694	-	-	327	338	617	1,032
Income before income tax	2,152,956	1,476,301	872,382	878,495	192,154	273,548	3,217,492	2,628,344
Income tax expense	(244,293)	61,128	(285,769)	(297,033)	(89,801)	(102,608)	(619,863)	(338,513)
Net income	1,908,663	1,537,429	586,613	581,462	102,353	170,940	2,597,629	2,289,831

Normalized EBITDA(iii)	3,030,676	2,832,014	1,333,007	1,203,368	275,012	320,789	4,638,695	4,356,171
Exceptional items	(2,283)	(16,159)	(6,149)	(12,535)	-	-	(8,432)	(28,694)
Depreciation. amortization and impairment	(642,448)	(646,186)	(169,849)	(156,184)	(56,798)	(25,200)	(869,095)	(827,570)
Net finance costs	(233,279)	(694,062)	(284,627)	(156,154)	(26,387)	(22,379)	(544,293)	(872,595)
Share of result of joint ventures	290	694	-	-	327	338	617	1,032
Income tax expense	(244,293)	61,128	(285,769)	(297,033)	(89,801)	(102,608)	(619,863)	(338,513)
Net income	1,908,663	1,537,429	586,613	581,462	102,353	170,940	2,597,629	2,289,831

Normalized EBITDA margin in %	41.3%	38.5%	43.1%	43.5%	22.6%	28.5%	39.9%	38.7%

Acquisition of property, plant and equipment	333,098	328,241	118,798	132,500	20,780	37,202	472,676	497,943

	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Segment assets	47,534,077	48,811,664	10,980,054	11,558,524	10,087,181	10,204,929	68,601,312	70,575,117
Intersegment elimination							(2,928,341)	(3,077,679)
Non-segmented assets							16,705,974	19,354,551
Total assets							82,378,945	86,851,989

Segment liabilities	16,179,726	23,031,617	5,023,030	6,015,233	3,489,045	3,700,157	24,691,801	32,747,007
Intersegment elimination							(2,928,323)	(3,077,693)
Non-segmented liabilities							60,615,467	57,182,675
Total liabilities							82,378,945	86,851,989

(i) Latin America – North: includes operations in Brazil, Luxembourg  and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados and Panama).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)     Additional information – by Business unit – period ended in:

	Latin America - north
	CAC		Brazil		Total
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Net sales	1,149,722	1,057,872	6,180,432	6,294,194	7,330,154	7,352,066
Cost of sales	(488,438)	(463,923)	(2,349,356)	(2,664,494)	(2,837,794)	(3,128,417)
Gross profit	661,284	593,949	3,831,076	3,629,700	4,492,360	4,223,649
Distribution expenses	(130,669)	(126,594)	(945,943)	(905,460)	(1,076,612)	(1,032,054)
Sales and marketing expenses	(131,207)	(129,128)	(789,034)	(788,222)	(920,241)	(917,350)
Administrative expenses	(56,637)	(60,393)	(328,051)	(316,257)	(384,688)	(376,650)
Other operating income/(expenses)	4,224	8,073	273,185	280,160	277,409	288,233
Exceptional items	(605)	(10,651)	(1,678)	(5,508)	(2,283)	(16,159)
Income from operations (EBIT)	346,390	275,256	2,039,555	1,894,413	2,385,945	2,169,669
Net finance cost	(19,019)	(50,091)	(214,260)	(643,971)	(233,279)	(694,062)
Share of result of joint ventures	1,907	3,764	(1,617)	(3,070)	290	694
Income before income tax	329,278	228,929	1,823,678	1,247,372	2,152,956	1,476,301
Income tax expense	(89,540)	(70,837)	(154,753)	131,965	(244,293)	61,128
Net income	239,738	158,092	1,668,925	1,379,337	1,908,663	1,537,429

Normalized EBITDA (i)	445,051	376,921	2,585,625	2,455,093	3,030,676	2,832,014
Exceptional items	(605)	(10,651)	(1,678)	(5,508)	(2,283)	(16,159)
Depreciation, amortization and impairment	(98,056)	(91,014)	(544,392)	(555,172)	(642,448)	(646,186)
Net finance costs	(19,019)	(50,091)	(214,260)	(643,971)	(233,279)	(694,062)
Share of result of joint ventures	1,907	3,764	(1,617)	(3,070)	290	694
Income tax expense	(89,540)	(70,837)	(154,753)	131,965	(244,293)	61,128
Net income	239,738	158,092	1,668,925	1,379,337	1,908,663	1,537,429

Normalized EBITDA margin in %	38.7%	35.6%	41.8%	39.0%	41.3%	38.5%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

	Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	03/31/2018	03/31/2017	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Net sales	5,315,588	5,370,465	864,844	923,729	6,180,432	6,294,194
Cost of sales	(1,882,718)	(2,113,911)	(466,638)	(550,583)	(2,349,356)	(2,664,494)
Gross profit	3,432,870	3,256,554	398,206	373,146	3,831,076	3,629,700
Distribution expenses	(772,304)	(732,017)	(173,639)	(173,443)	(945,943)	(905,460)
Sales and marketing expenses	(744,965)	(739,672)	(44,069)	(48,550)	(789,034)	(788,222)
Administrative expenses	(279,283)	(272,651)	(48,768)	(43,606)	(328,051)	(316,257)
Other operating income/(expenses)	216,639	222,809	56,546	57,351	273,185	280,160
Exceptional items	(1,381)	(4,661)	(297)	(847)	(1,678)	(5,508)
Income from operations (EBIT)	1,851,576	1,730,362	187,979	164,051	2,039,555	1,894,413
Net finance cost	(214,260)	(643,971)	-	-	(214,260)	(643,971)
Share of result of joint ventures	(1,617)	(3,070)	-	-	(1,617)	(3,070)
Income before income tax	1,635,699	1,083,321	187,979	164,051	1,823,678	1,247,372
Income tax expense	(154,753)	131,965	-	-	(154,753)	131,965
Net income	1,480,946	1,215,286	187,979	164,051	1,668,925	1,379,337

Normalized EBITDA (i)	2,330,851	2,214,933	254,774	240,160	2,585,625	2,455,093
Exceptional items	(1,381)	(4,661)	(297)	(847)	(1,678)	(5,508)
Depreciation, amortization and impairment	(477,894)	(479,910)	(66,498)	(75,262)	(544,392)	(555,172)
Net finance costs	(214,260)	(643,971)	-	-	(214,260)	(643,971)
Share of result of joint ventures	(1,617)	(3,070)	-	-	(1,617)	(3,070)
Income tax expense	(154,753)	131,965	-	-	(154,753)	131,965
Net income	1,480,946	1,215,286	187,979	164,051	1,668,925	1,379,337

Normalized EBITDA margin in %	43.8%	41.2%	29.5%	26.0%	41.8%	39.0%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

15.    NET SALES

The reconciliation between gross sales and net sales is as follows:

	03/31/2018	03/31/2017

Gross sales and/or services	17,454,715	17,489,216
Excise duty	(3,732,465)	(3,978,052)
Discounts	(2,082,031)	(2,269,359)
	11,640,219	11,241,805

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

16.    OTHER OPERATING INCOME / (EXPENSES)

	03/31/2018	03/31/2017
Government grants/NPV of long term fiscal incentives	194,809	221,897
(Additions)/Reversals to provisions	(6,640)	(10,551)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation in associates	(21,928)	(5,376)
Other operating income/(expenses), net	91,319	84,856
	257,560	290,826

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17.    FINANCE COST AND INCOME

(a)     Finance costs

	03/31/2018	03/31/2017
Interest expense	(348,087)	(402,843)
Capitalized borrowings	20	599
Net Interest on pension plans	(24,482)	(24,914)
Losses on hedging instruments	(263,101)	(248,611)
Interest on provision for disputes and litigations	(29,137)	(72,690)
Exchange variation	(96,162)	(87,142)
Tax on financial transactions	(91,176)	(37,969)
Bank guarantee expenses	(24,560)	(21,268)
Other financial results	(43,149)	(101,420)
	(919,834)	(996,258)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev interest rate risk (Note 20 – Financial instruments and risks). The interest expense are as follows:

	03/31/2018	03/31/2017
Financial liabilities measured at amortized cost	(144,437)	(115,108)
Liabilities at fair value through profit or loss	(203,650)	(278,416)
Fair value hedge - hedged items	-	(10,111)
Fair value hedge - hedging instruments	-	792
	(348,087)	(402,843)

(b)     Finance income

	03/31/2018	03/31/2017
Interest income	103,267	108,664
Gains on derivative	80,642	2,010
Financial assets at fair value through profit or loss	188,762	8,742
Other financial results	2,870	4,247
	375,541	123,663

Interest income arises from the following financial assets:

	03/31/2018	03/31/2017
Cash and cash equivalents	59,510	43,264
Investment securities held for trading	4,255	10,169
Other receivables	39,502	55,231
	103,267	108,664

18.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2018	03/31/2017
Income tax expense - current	(728,053)	(681,759)

Deferred tax expense on temporary differences	168,079	454,125
Deferred tax over taxes losses carryforwards movements in the current period	(59,889)	(110,879)
Total deferred tax (expense)/income	108,190	343,246

Total income tax expenses	(619,863)	(338,513)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2018	03/31/2017
Profit before tax	3,217,492	2,628,344
Adjustment on taxable basis
Non-taxable income	(78,250)	(104,850)
Government grants related to sales taxes	(413,734)	(434,413)
Share of result of joint ventures	(617)	(1,032)
Non-deductible expenses	64,542	89,995
Complement of income tax of foreign subsidiaries due in Brazil	27,852	22,083
Results of intercompany transactions non-taxable/not deductible in Brazil	(116,245)	12,716
	2,701,040	2,212,843
Aggregated weighted nominal tax rate	30.34%	29.62%
Taxes payable – nominal rate	(819,500)	(655,548)
Adjustment on tax expense
Regional incentives - income taxes	53,460	28,141
Deductible interest on shareholders' equity	299,655	284,395
Tax savings from goodwill amortization on tax books	18,274	36,224
Withholding tax over undistributed profits	(52,960)	(51,238)
Recognition / write-off of deferred charges on tax losses	(28,166)	-
Others with reduced taxation	(90,626)	19,513
Income tax and social contribution expense	(619,863)	(338,513)
Effective tax rate	19.27%	12.88%

The main events that impacted the effective tax rate in the period were:

▪

Government subsidy on sales taxes: The tax expense results from the deductibility of investment subsidies at state level. The reduction in this quarter reflects the reality of the operations with finished goods in the units that benefit from the subsidy.

▪

Deductible interest on shareholders' equity: Under Brazilian law, companies have an option to distribute Interest on Capital (“IOC”), which is deductible for income tax purposes. Until the present time the total deductibility derived impact is R$299,655.

▪

Results of intercompany transactions taxable/ deductible in Brazil: are a result of foreign exchange fluctuation on mutual contracts that are agreed upon a different currency with foreign subsidiaries. Taking into account the current fluctuation of the Brazilian Real (“BRL”) before other currencies, those results are taxable in Brazil.

19.    SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management from the Company and its subsidiaries to acquire or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary may allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, through the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year grace period counted from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Share-Based Plan are designated as "restricted shares" and their reference price, when applicable, for the purposes of the Share-Based Plan will correspond to the price of the Company's shares in B3 S.A.- Brasil, Bolsa, Balcão, at the trading session immediately prior to the grant of shares.

Additionally, as a mean of a creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots – Lot A and Lot B, which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2018 and 2017 grants are as follows:

In R$, except when otherwise indicated	03/31/2018	(i)	12/31/2017	(i)

Fair value of options granted	6.98		6.51
Share price	22.35		19.80
Exercise price	22.35		19.80
Expected volatility	26.2%		26.7%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	9.6%	(ii)	10.1%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s  are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	03/31/2018	12/31/2017

Options outstanding at January 1st	135,221	131,244
Options issued during the period	3,861	20,435
Options exercised during the period	(5,353)	(13,548)
Options forfeited during the period	(1,559)	(2,910)
Options outstanding at ended period	132,170	135,221

The range of exercise prices of the outstanding options is between R$0.001 (R$0.001 on December 31, 2017) and R$24.46 (R$26.09 on December 31, 2017) and the weighted average remaining contractual life is approximately 6.42 years (6.40 years on December 31, 2017).

Of the 132,170 thousand outstanding options (135,221 thousand on December 31, 2017), 35,490 thousand options are vested on March 31, 2018 (40,150 thousands on December 31, 2017).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2018	12/31/2017

Options outstanding at January 1 st	15.27	13.87
Options issued during the period	22.35	19.82
Options forfeited during the period	16.96	17.88
Options exercised during the period	8.06	5.81
Options outstanding at ended period	15.74	15.27
Options exercisable at ended period	3.94	3.78

For the options exercised during the period ended March 31,2018, the weighted average share price on the exercise date was R$22.83 (R$18.87 as of December 31, 2017).

During the period, the Company granted 49 thousand (794 thousand on December 31, 2017) deferred stock units related to the exercise of stock options granted in the previous years. These deferred stock units are valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of approximately R$1,103 on March 31, 2018 (R$15,193 on December 31, 2017). Such deferred stock units are subject to a grace period of five years counted from the options date of exercise.

During the period, the Company granted 3,422 thousand restricted shares units under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$76,458 on March 31,2018. Such restricted shares units are subject to a grace period of five years counted from the date of grant.

The total number of shares purchased or granted, as the case may be,  under the Stock Option Plan and Share-Based Plan by employees, the delivery of which will be performed in the future under certain conditions (deferred stock and restricted shares), is demonstrated below:

Thousand deferred shares	03/31/2018	12/31/2017

Deferred shares outstanding at January 1st	16,300	19,260
New deferred shares during the period	49	794
Deferred shares granted during the period	(3,358)	(2,874)
Deferred shares forfeited during the period	(686)	(880)
Deferred shares outstanding at ended period	12,305	16,300

Thousand restricted shares	03/31/2018	12/31/2017

Restricted shares outstanding at January 1st	-	-
New restricted shares during the period	3,422	-
Restricted shares outstanding at ended period	3,422	-

Additionally, certain employees and managers of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$46,918 (R$55,110 on March 31, 2017), recorded as administrative expenses.

20.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2018, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				03/31/2018		03/31/2018
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(9,811,070)	9,617,951	176,258	(234,583)	(267,540)	113,238	29,321
	Commodity	(2,441,771)	2,248,652	55,238	(110,423)	(14,350)	18,689	(118,486)
	American Dollar	(6,878,785)	6,878,785	85,329	(119,818)	(253,951)	80,337	147,333
	Euro	(106,169)	106,169	6,664	(1,316)	(407)	1,382	4,896
	Mexican Pesos	(384,345)	384,345	29,027	(3,026)	1,168	12,830	(4,422)

Fixed Assets		(629,884)	629,884	2,606	(6,230)	(1,534)	-	-
	American Dollar	(579,959)	579,959	2,606	(5,561)	(2,014)	-	-
	Euro	(49,925)	49,925	-	(669)	480	-	-

Expenses		(226,968)	226,968	1,260	(1,520)	(520)	2,388	164
	American Dollar	(224,648)	224,648	1,078	(1,441)	(602)	2,555	166
	Rupee	(2,320)	2,320	182	(79)	82	(167)	(2)

Cash		699,188	(699,188)	-	(10,145)	(24,888)	-	-
	American Dollar	714,188	(714,188)	-	(10,134)	(24,888)	-	-
	Interest rate	(15,000)	15,000	-	(11)	-	-	-

Debts		(2,210,139)	1,649,009	99,229	(45,667)	28,410	-	-
	American Dollar	(1,871,920)	1,310,790	59,230	(44,469)	17,874	-	-
	Interest rate	(338,219)	338,219	39,999	(1,198)	10,536	-	-

Equity Instrument		(2,782,522)	748,907	128,594	-	70,106	-	-
	Stock exchange prices	(2,782,522)	748,907	128,594	-	70,106	-	-
As of March 31, 2018		(14,961,395)	12,173,531	407,947	(298,145)	(195,966)	115,626	29,485

				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(9,742,375)	9,318,936	283,692	(189,997)	(290,899)	(123,591)	29,637
	Commodity	(2,378,747)	1,955,308	166,623	(70,709)	(368)	44,706	(1,860)
	American Dollar	(6,879,106)	6,879,106	86,283	(93,397)	(282,631)	(155,930)	30,487
	Euro	(82,906)	82,906	3,473	(659)	402	(9,935)	6,527
	Mexican Pesos	(401,616)	401,616	27,313	(25,232)	(8,302)	(2,432)	(5,517)

Fixed Assets		(579,426)	579,426	1,874	(10,799)	(1,900)	-	-
	American Dollar	(531,858)	531,858	1,759	(10,799)	(1,335)	-	-
	Euro	(47,568)	47,568	115	-	(565)	-	-

Expenses		(177,721)	177,721	494	(1,786)	(2,433)	118	243
	American Dollar	(169,199)	169,199	314	(1,617)	(2,408)	-	-
	Rupee	(8,522)	8,522	180	(169)	(25)	118	243

Cash		(1,328,291)	1,328,291	-	(13,116)	15,225	-	-
	American Dollar	(1,313,291)	1,313,291	-	(13,106)	15,220	-	-
	Interest rate	(15,000)	15,000	-	(10)	5	-	-

Debts		(919,426)	356,858	29,963	(1,791)	(72,301)	-	-
	American Dollar	(562,568)	-	-	-	(75,103)	-	-
	Interest rate	(356,858)	356,858	29,963	(1,791)	2,802	-	-

Equity Instrument		(2,347,931)	677,006	69,201	(35)	-	-	-
	American Dollar	(2,347,931)	677,006	69,201	(35)	-	-	-
Total		(15,095,170)	12,438,238	385,224	(217,524)	(352,308)	(123,473)	29,880

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	03/31/2018
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.6%	665,649	6.0%	362,260
Working capital in Argentinean peso	51.7%	5	51.7%	5
Dominican Peso	9.4%	185,514	9.4%	185,514
American Dollar	3.8%	19,718	3.8%	19,718
Guatemala´s Quetzal	7.8%	10,290	7.8%	10,290
Interest rate pre-set		881,176		577,787

Brazilian Real	9.2%	355,852	6.8%	1,988,761
American Dollar	2.4%	1,891,007	2.4%	561,487
Canadian Dollar	2.2%	1,339,747	2.2%	1,339,747
Interest rate post fixed		3,586,606		3,889,995

	12/31/2017
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.4%	682,578	5.9%	370,851
Working capital in Argentinean peso	31.0%	1,792	31.0%	1,792
Dominican Peso	9.3%	188,791	9.3%	188,792
American Dollar	3.8%	22,901	3.8%	22,901
Guatemala´s Quetzal	7.8%	10,307	7.8%	10,307
Interest rate pre-set		906,369		594,643

Brazilian Real	9.2%	402,348	7.6%	714,073
American Dollar	2.7%	555,282	2.7%	555,283
Canadian Dollar	2.0%	685,881	2.0%	685,881
Barbadian Dollar	2.3%	4,962	2.3%	4,962
Interest rate post fixed		1,648,473		1,960,199

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after March 31, 2018 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2018.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2018.

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(55,185)	(241,110)	(617,348)	(1,179,511)
Input purchase		55,185	258,472	665,628	1,276,071
Foreign exchange hedge	Foreign currency decrease	(3,140)	(104,006)	(1,845,464)	(3,687,788)
Input purchase		3,140	104,006	1,845,464	3,687,788
Costs effects		-	17,362	48,280	96,560

Foreign exchange hedge	Foreign currency decrease	(3,624)	(12,041)	(161,095)	(318,566)
Capex Purchase		3,624	12,041	161,095	318,566
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(260)	(2,948)	(57,002)	(113,744)
Expenses		260	2,948	57,002	113,744
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	(10,134)	(19,155)	(188,681)	(367,228)
Cash		10,134	19,155	188,681	367,228
Interest Hedge	Decrease in interest rate	(11)	(423)	(2,075)	(2,435)
Interest revenue		11	423	2,075	2,435
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	14,761	(7,799)	(312,937)	(640,634)
Cash		(14,761)	17,457	453,219	921,199
Interest Hedge	Increase in interest rate	38,801	29,514	(101,900)	(119,579)
Interest expenses		(38,801)	(29,514)	101,900	119,579
Debt effects		-	9,658	140,282	280,565

Equity Instrument Hedge	Stock exchange price decrease	128,594	112,238	(58,633)	(245,860)
Expenses		(128,594)	(69,757)	567,036	1,262,667
Equity effects		-	42,481	508,403	1,016,807
		-	69,501	696,965	1,393,932

As of March 31, 2018 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2018	2019	2020	2021	>2021	Total

Cost		8,347,365	1,270,586	-	-	-	9,617,951
	Commodity	1,675,245	573,407	-	-	-	2,248,652
	American Dollar	6,316,320	562,465	-	-	-	6,878,785
	Euro	88,406	17,763	-	-	-	106,169
	Mexican Peso	267,394	116,951	-	-	-	384,345

Fixed asset		580,374	49,510	-	-	-	629,884
	American Dollar	530,449	49,510	-	-	-	579,959
	Euro	49,925	-	-	-	-	49,925

Expenses		218,055	8,913	-	-	-	226,968
	American Dollar	213,681	10,967	-	-	-	224,648
	Rupee	4,374	(2,054)	-	-	-	2,320

Cash		(714,188)	-	15,000	-	-	(699,188)
	American Dollar	(714,188)	-	-	-	-	(714,188)
	Interest rate	-	-	15,000	-	-	15,000

Debt		1,310,790	-	-	110,000	228,219	1,649,009
	American Dollar	1,310,790	-	-	-	-	1,310,790
	Interest rate	-	-	-	110,000	228,219	338,219

Equity Instrument		677,946	70,961	-	-	-	748,907
	Stock prices	677,946	70,961	-	-	-	748,907
		10,420,342	1,399,970	15,000	110,000	228,219	12,173,531

		Fair Value
Exposure	Risk	2018	2019	2020	2021	>2021	Total

Cost		(20,927)	(37,398)	-	-	-	(58,325)
	Commodity	(41,277)	(13,908)	-	-	-	(55,185)
	American Dollar	(6,604)	(27,885)	-	-	-	(34,489)
	Euro	5,267	81	-	-	-	5,348
	Mexican Peso	21,687	4,314	-	-	-	26,001

Fixed asset		(3,526)	(98)	-	-	-	(3,624)
	American Dollar	(2,857)	(98)	-	-	-	(2,955)
	Euro	(669)	-	-	-	-	(669)

Expenses		(348)	88	-	-	-	(260)
	American Dollar	(459)	96	-	-	-	(363)
	Rupee	111	(8)	-	-	-	103

Cash		(10,134)	-	(11)	-	-	(10,145)
	American Dollar	(10,134)	-	-	-	-	(10,134)
	Interest rate	-	-	(11)	-	-	(11)

Debt		14,761	-	-	28,890	9,911	53,562
	American Dollar	14,761	-	-	-	-	14,761
	Interest rate	-	-	-	28,890	9,911	38,801

Equity Instrument		126,559	2,035	-	-	-	128,594
	Stock prices	126,559	2,035	-	-	-	128,594
		106,385	(35,373)	(11)	28,890	9,911	109,802

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2018, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risks of March 31, 2018. There was no concentration of credit risk with any counterparties as of March 31, 2018.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Equity price risk

Through the equity swap transaction approved on May 16th, 2017 and December 21,2017 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its controlled entity, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of the stock prices’ oscillation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

In March 31, 2018, an exposure equivalent to R$2.3 billion in AmBev’s shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$ 70,106.

  V.     Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s interim financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the interim financial statements, segregated by category:

	03/31/2018
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	1,873,172	6,080,305	-	7,953,477
Trade receivables excluding prepaid expenses	-	5,466,353	-	5,466,353
Investment securities	-	143,481	12,229	155,710
Financial instruments derivatives	-	-	227,823	227,823
Derivatives hedge	-	-	180,124	180,124
Total	1,873,172	11,690,139	420,176	13,983,487

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	12,220,492	1,981,449	14,201,941
Financial instruments derivatives	-	-	58,490	58,490
Derivatives hedge	-	-	239,655	239,655
Interest-bearning loans and borrowings	-	4,467,655	-	4,467,655
Total	-	16,688,147	2,279,594	18,967,741

	12/31/2017
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,081,755	7,272,772	-	10,354,527
Trade receivables excluding prepaid expenses	-	7,505,038	-	7,505,038
Investment securities	-	121,956	11,883	133,839
Financial instruments derivatives	-	-	100,140	100,140
Derivatives hedge	-	-	285,084	285,084
Total	3,081,755	14,899,766	397,107	18,378,628

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	13,501,952	5,764,057	19,266,009
Financial instruments derivatives	-	-	16,125	16,125
Derivatives hedge	-	-	201,399	201,399
Interest-bearning loans and borrowings	-	2,553,050	-	2,553,050
Total	-	16,055,002	5,981,581	22,036,583

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2018				12/31/2017

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets

Financial asset at fair value through other comprehensive income	1,873,172	-	-	1,873,172	3,081,755	-	-	3,081,755
Financial asset at fair value through profit or loss	12,229	-	-	12,229	11,883	-	-	11,883
Derivatives assets at fair value through profit or loss	-	227,823	-	227,823	114	100,026	-	100,140
Derivatives - operational hedge	14,727	165,397	-	180,124	4,795	280,289	-	285,084
	1,900,128	393,220	-	2,293,348	3,098,547	380,315	-	3,478,862
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	1,981,449	1,981,449	-	-	5,764,057	5,764,057
Derivatives liabilities at fair value through profit or loss	1,980	56,510	-	58,490	1,733	14,392	-	16,125
Derivatives - operational hedge	60,175	179,480	-	239,655	58,356	143,043	-	201,399
	62,155	235,990	1,981,449	2,279,594	60,089	157,435	5,764,057	5,981,581

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2017	5,764,057
Acquisition of investments	(3,619,186)
Total gains and losses in the period	(163,422)
Losses recognized in net income	49,096
Gain recognized in equity	(212,518)
Financial liabilities at March 31, 2018 (i)	1,981,449

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of March 31, 2018 the Company held R$606,873 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$608,279 on December 31, 2017).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

21.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2018	12/31/2017

Collateral given for own liabilities	606,873	606,279
Other commitments	825,339	842,733
	1,432,212	1,449,012

Commitments with suppliers	13,273,067	11,096,305
	13,273,067	11,096,305

The collateral provided for liabilities totaled approximately R$1,432,212 on March 31, 2018 (R$1,449,012 on December 31, 2017), including R$558,095 (R$551,008 on December 31, 2017) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained on March 31, 2018, R$606,873 (R$606,279 on December 31, 2017) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 20 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments on March 31, 2018 and December 31, 2017 are as follows:

	03/31/2018	12/31/2017

Less than 1 year	3,346,038	3,812,794
Between 1 and 2 years	3,166,991	2,995,742
More than 2 years	6,760,038	4,287,769
	13,273,067	11,096,305

22.    CONTINGENT LIABILITY

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 12 – Provisions).

Additionally, the Company has lawsuits related to tax, civil and labor for which the likelihood of loss is classified as possible by management:

	03/31/2018	12/31/2017

IRPJ and CSLL	32,765,060	31,757,317
ICMS and IPI	20,813,947	19,805,529
PIS and COFINS	3,520,660	3,485,242
Labor	296,074	287,087
Civil	4,006,361	4,071,540
Others	1,147,050	1,113,442
	62,549,152	60,520,157

Principal lawsuits with a likelihood of possible loss:

There was no relevant changes in the main cases with possible chances of loss when compared to the period ending in 31st December 2017, except for monetary inflation and the case described below:

ICMS

ICMS-ST Trigger

Over the years, the Company received tax assessments relating to supposed ICMS differences considered due in the tax substitution system when the price of the products sold reaches levels close to or above the fixed price table basis established by certain States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. The Company is challenging these assessments at administrative and judicial courts.

Among other similar cases, in 2016, the Company received three assessments issued by the State of Minas Gerais, in the original amount of R$1.4 billion. In the first quarter of 2018 these cases had an unfavorable final administrative decision. Ambev will now seek recourse at the judicial level.

In 2017, Ambev received new relevant tax assessments issued by the State of Rio de Janeiro which amounts to the original amount of R$900 million. The Company filed defenses against these charges and currently awaits decision by the Administrative Court of the State Rio de Janeiro.

Considering these new tax assessments and other received during 2017, Ambev management estimates the total possible losses related to this issue to be approximately R$6.6 billion (R$5.8 billion as of 31 December 2017). Ambev has recorded provisions in the total amount of R$7.6 million in relation to the proceedings for which it considers the chances of loss to be probable, due to specific procedural issues.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain.

The Company and its subsidiaries applied for the refund of the PIS and COFINS collected with the inclusion of the ICMS in their taxable basis from 1990 onwards. The relevant amounts are still being.

23.    NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	03/31/2018	03/31/2017
Cash financing cost other than interests	(74,009)	6,118
Fair value of options granted on subsidiary	129,405	-
Others	114	-

24.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s by laws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 19 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	03/31/2018	03/31/2017

Short-term benefits (i)	5,119	5,032
Share-based payments (ii)	9,871	9,182
Total key management remuneration	14,990	14,214

(i) These correspond substantially to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation  cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 19 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at March 31, 2018 held 10.2% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2018 and December 31, 2017, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$76,351 (R$64,660 on March 31, 2017), of which R$66,174 and R$10,177 related to active employees and retirees respectively (R$56,052 and R$8,608 on March 31, 2017 related to active employees and retirees respectively).

b) Leasing

The Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, and sales and distribution agreements of Budweiser products in Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay and Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$341 (R$358 on March 31, 2017) and R$82,174 (R$61,620 on March 31, 2017) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

Transactions with related parties

				03/31/2018
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	36,067	-	(324,133)	-
AB Procurement	342	-	-	-
AB Services	30,449	-	(4,828)	-
AB USA	46,983	5,410	(210,633)	-
Ambrew	-	-	(1)	-
Cervecería Modelo	101,471	-	(535,342)	-
Inbev	870	30,144	(35,877)	-
ITW International	-	-	(213,542)	(58,270)
Panama Holding	25,716	-	(7,768)	-
Others	24,478	482	(93,836)	-
	266,376	36,036	(1,425,960)	(58,270)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

						12/31/2017
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables (i)
AB InBev	1,159	33,639	(363,048)	(1,733)	-	-
AB Procurement	8,860	129	-	-	-	-
AB Services	802	29,100	3	(6,127)	-	-
AB USA	14,136	16,349	(375,734)	(8,732)	-	-
Ambrew	-	-	-	-	-	(89,968)
Cervecería Modelo	91,629	5,767	(589,292)	(59,710)	-	-
Inbev	101	23,779	(33,775)	-	-	-
ITW International	-	-	-	(212,527)	(48,330)	(590,937)
Panama Holding	-	20,324	-	(4,006)	-	-
Others	13,944	8,612	(73,653)	(3,029)	-	-
	130,631	137,699	(1,435,499)	(295,864)	(48,330)	(680,905)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

				03/31/2018
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB Procurement	-	4,409	-	-
AB USA	(48,386)	10,638	(62,043)	-
Ambev Peru	-	5	-	-
Cervecería Modelo	(171,573)	22	(7,030)	-
Inbev	(19,178)	-	-	-
Others	(20,482)	2,057	(12,760)	(9,346)
	(259,619)	17,131	(81,833)	(9,346)

				03/31/2017
Company	Buying / Service fees / Rentals	Sales	Royalties	Net Finance Cost
AB InBev	43	-	(8,553)	-
AB USA	(74,729)	12,015	(47,109)	-
Ambev Peru	(4,921)	952	-	-
Cervecería Modelo	(83,739)	28	(5,344)	-
InBev	(13,989)	-	-	-
Others	(17,290)	607	(256)	824
	(194,625)	13,602	(61,262)	824

Denomination used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A. (“Ambrew”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional - Panamá (“Panama Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)

25.    EVENTS AFTER THE REPORTING PERIOD

As disclosed in Note 1 - Corporate information in September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. - CCU. The agreement also foresees the transfer by AB InBev to Quilmes of Cerveceria Argentina Sociedad Anonima Isenbeck and the transfer by Quilmes of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with USD 50 million. The closing of the transaction was subject to the approval of the Argentinean antitrust authority and others usual closing conditions. The approval of the Argentinean antitrust authority was granted on April 27, 2018 and the transaction closed on May 02, 2018. The company estimates positive impact of R$57 million on profit and loss as result of the accounting practice involving transactions under common control.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer